Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

CONTACT INFORMATION:
Investors:	Media:
Erica Abrams, Annie Palmore the blueshirt group for Extensity 415-217-7722 erica@blueshirtgroup.com annie@blueshirtgroup.com	Krista Thomas the blueshirt group for Extensity 415-217-7722 krista@blueshirtgroup.com

Extensity Announces Third Quarter 2002 Financial Results

EMERYVILLE, Calif., October 17, 2002 — Extensity Inc. (Nasdaq: EXTN), a leading provider of Employee Relationship Management (ERM) solutions, today announced financial results for the third quarter ended September 30, 2002.

For the three-month period, the Company reported revenues of $4.8 million and a pro forma net loss of $2.6 million, or $0.11 per share. This compares to a pro forma net loss of $3.3 million, or $0.13 per share, reported in the second quarter of fiscal 2002. On a GAAP basis, the Company reported a net loss of $3.5 million, or $0.14 per share, which includes $833,000 in one-time charges related to the Geac transaction. This compares to a GAAP net loss of $5.0 million, or $0.20 per share reported in the second quarter of 2002, which includes $1.7 million in restructuring and merger related charges.

“We are satisfied with our financial results for the quarter, especially considering the economic climate, and are encouraged by the reaction and rising level of interest that we have received from large enterprises,” commented Bob Spinner, president and chief executive officer of Extensity. “We added several significant new customers in the third quarter, including Hannaford Bros. Co., L.A. Department of Water and Power, Maytag Corporation, Rohm and Haas Company and SUPERVALU INC. We also recognized strong add-on business from customers such as Johnson Controls Inc., Office Depot, Teva NeuroScience, and Thomson Holdings Inc. among others.”

In the third quarter, Extensity also announced alliances with Plumtree Software, Navigant International and ImageTag, Inc., all of which will increase the functionality and efficiency of Extensity’s suite of financial ERM solutions. These enhancements include the integration with Plumtree’s corporate portal software, the availability of Extensity’s travel management capabilities through global travel agent Navigant, and the availability of digital filing and retrieval of paper documents using ImageTag’s technology.

Q4 — A Strong Start

For the fourth quarter, Extensity has already closed more than $1.0 million in license revenue, including significant deals with Science Applications International Corporation (SAIC) and Wyeth.

“We continue to be enthusiastic about the long-term market opportunity for our products and services and believe that our proposed merger with Geac greatly enhances this opportunity as evidenced by early success in Q4. We look forward to working together with Geac to create a more influential leader in the market for financial enterprise applications,” concluded Spinner.

Geac Acquisition

On August 26, 2002, Extensity announced that it had entered into a definitive agreement to be acquired by Geac Computer Corporation Limited. On October 11, 2002, an F-4 Registration Statement regarding the proposed business combination was submitted by Geac and Extensity to the SEC. This registration statement, which includes the proxy statement for the special meeting of Extensity stockholders to approve the merger, is being reviewed by the SEC on a confidential basis, as is typical in cross-border acquisitions where the acquirer is a non-US issuer that is registering its securities for the first time in the United States. Upon the completion of the SEC review, the registration statement will be made available for public review and proxy materials will be mailed to Extensity stockholders. The transaction is expected to close on or around December 31, 2002.

The merger agreement provides for a downward or upward adjustment to the purchase price based on changes in Extensity’s working capital relative to a standard as set forth in the agreement. There is no purchase price adjustment if the working capital balance is within three percent of the working capital standard as calculated the day prior to the close of the transaction. The working capital standard, which decreases each day based on a specific formula, was $34.02 million at October 1, 2002. Extensity reported that its working capital balance at September 30, 2002 was $34.56 million as calculated in accordance with the merger agreement. The working capital balance at September 30 is within the 3% range where there would have been no adjustment to the purchase price if the deal had closed on October 1, 2002. There is no guarantee that at the close of the transaction the working capital balance will be within three percent of the working capital standard at that time.

Extensity will join the management team of Geac for their third quarter conference announcing financial results for the quarter ended October 31, 2002.

About Extensity

Extensity is a leading provider of Financial Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies like Allianz, A.T. Kearney, Cisco Systems, Merck, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com.

Note on Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the proposed acquisition of Extensity by Geac are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Geac Computer Corporation and Extensity, Inc., unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Extensity with the Securities and Exchange Commission.

Additional Information and Where to Find It

Geac has filed a Registration Statement on SEC Form F-4 in connection with the merger, and Extensity expects to mail a Proxy Statement/Prospectus to stockholders of Extensity containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Extensity, Geac, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Extensity when they are available by directing a request through the Investors Relations portion of Extensity’s website at http://www.extensity.com or by mail to Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California, 94608, Attention: Investor Relations or by telephone at (510) 594-5700.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Extensity files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Extensity’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

Extensity will be, and certain other persons named below may be, soliciting proxies from Extensity stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Extensity and the directors and executive officers of Geac may be deemed to be participants in Extensity’s solicitation of proxies. For a description of such interests, please see the press release filed with the SEC pursuant to Rule 425 by Extensity on August 26, 2002.

NOTE: Extensity is a registered trademark of Extensity, Inc.

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Tables to Follow

EXTENSITY, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (1)
(In thousands, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenues:
License	$1,507	$4,886	$4,456	$16,559
Service and maintenance	2,931	3,174	9,128	10,434
ASP	319	48	707	48

Total revenues	4,757	8,108	14,291	27,041

Cost of revenues:
License	151	384	400	1,092
Service and maintenance	1,744	2,901	5,988	10,360
ASP	257	211	863	211

Total cost of revenues	2,152	3,496	7,251	11,663

Gross profit	2,605	4,612	7,040	15,378

Operating expenses:
Sales and marketing	2,438	4,694	8,841	19,539
Research and development	1,655	2,244	5,585	9,913
General and administrative	1,333	1,821	4,291	5,340

Total operating expenses	5,426	8,759	18,717	34,792

Loss from operations	(2,821)	(4,147)	(11,677)	(19,414)
Interest income, net	178	565	668	2,325

Pro forma net loss	$(2,643)	$(3,582)	$(11,009)	$(17,089)

Pro forma basic and diluted net loss per share	$(0.11)	$(0.15)	$(0.44)	$(0.72)
Shares used in computing pro forma basic and diluted net loss per share	24,997	23,970	24,783	23,680

(1)  Pro forma operating results do not represent our results of operations or earnings per share information in accordance with generally accepted accounting principals (“GAAP”). They are presented here to provide period to period comparability of our underlying operating results. See Reconciliation of Pro Forma Net Loss to GAAP Net Loss.

EXTENSITY, INC.
RECONCILIATION OF PRO FORMA NET LOSS TO GAAP NET LOSS
(In thousands, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Pro forma net loss	$(2,643)	$(3,582)	$(11,009)	$(17,089)
Items excluded from pro forma:
Amortization of non-cash stock based compensation	43	—	64	348
Merger related charges	833	—	1,058	377
Restructuring charges	—	5,797	1,470	5,797

Net loss	$(3,519)	$(9,379)	$(13,601)	$(23,611)

Basic and diluted net loss per share	$(0.14)	$(0.39)	$(0.55)	$(1.00)
Shares used in computing basic and diluted net loss per share	24,997	23,970	24,783	23,680

EXTENSITY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(unaudited)

	September 30,	December 31,
	2002	2001

ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$35,244	$46,339
Accounts receivable, net	2,803	5,393
Prepaids and other current assets	1,210	1,835

Total current assets	39,257	53,567
Property and equipment, net	2,662	3,657
Restricted long-term investments	1,355	1,397
Other assets	357	601

Total assets	$43,631	$59,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$5,762	$7,649
Deferred revenue	2,668	3,488
Other current liabilities	491	1,027

Total current liabilities	8,921	12,164
Other liabilities	1,695	863

Total liabilities	10,616	13,027

Stockholders’ equity:
Common stock	147,365	147,419
Deferred stock compensation and other	164	(349)
Notes receivable from stockholders	(471)	(433)
Accumulated deficit	(114,043)	(100,442)

Total stockholders’ equity	33,015	46,195

Total liabilities and stockholders’ equity	$43,631	$59,222